UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d–101)

Information to be Included in Statements Filed Pursuant to § 240.13d–1(a) and
Amendments Thereto Filed Pursuant to § 240.13d–2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 5)*
OCI Partners LP
(Name of Issuer)
Common Units representing Limited Partner Interests
(Title of Class of Securities)
67091N108
(CUSIP Number)
Kevin Struve
Manager, OCIP Holding LLC
c/o OCI USA Inc.
660 Madison Avenue, 19th Floor
New York, New York 10065
(646) 589-6180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 67091N108

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014, as amended to date (collectively, the “Schedule 13D”). Except as specifically amended by this Amendment No. 5, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.
Item 4.    Purpose of Transaction
Item 4 is hereby amended and supplemented by the following:
On May 24, 2018, the Board of Directors (the “Board”) of OCI NV discussed with members of senior management the potential acquisition of minority interests held by third parties in OCI NV's subsidiaries. The Board authorized Nassef Sawiris, the Chief Executive Officer of OCI NV, to determine whether OCI NV should effect any such transaction in the future, following consultation with any financial advisors retained by OCI NV and subject to the satisfaction of other conditions set forth by the Board. On June 1, 2018, Mr. Sawiris determined on behalf of OCI NV that OCI NV should take all actions necessary to initiate a tender offer to purchase all of the outstanding Common Units of the Issuer held by public unitholders. On June 3, 2018, a telephonic meeting was held with members of the Board and the Board's financial advisor. Following further communication with the Board, Mr. Sawiris approved on behalf of OCI NV, commencement of the tender offer by OCI NV. In the event that less than all of such Common Units are tendered, Mr. Sawiris, on behalf of the Board, also authorized certain officers to cause OCI GP LLC, the general partner of the Issuer (the “General Partner”), to exercise its right to acquire all, but not less than all, of the Common Units held by public unitholders pursuant to the terms of the Partnership Agreement (the “Call Right”). Any tender offer and exercise of the Call Right will be at the discretion of the authorized officers and subject to certain conditions.
General
The Reporting Persons intend to acquire all outstanding Common Units of the Issuer through a public tender offer and, if necessary, by causing the General Partner to exercise the Call Right. In addition, the Reporting Persons may seek to acquire additional securities in the open market or in privately negotiated transactions. Further, the Reporting Persons through their officers and directors, may engage in discussions with management, the board of directors of the General Partner, and shareholders of the Issuer and other relevant parties regarding potential corporate transactions, including, but not limited to:

•	a merger or reorganization or other transactions that could result in the de-listing or de-registration of the Common Units;

•	sales or acquisitions of assets or businesses;

•	changes to the capitalization or dividend policy of the Issuer;

•	other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the General Partner; or

•	a combination of any of these proposals.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis, and the Reporting Persons may abandon their plan to launch a tender offer and acquire additional Common Units of the Issuer, and subsequently dispose of all or a portion of the securities of the Issuer then held. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.: 67091N108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 4, 2018

OCI N.V. /s/ Nassef Sawiris By: Nassef Sawiris Its: Chief Executive Officer

OCI USA Inc. /s/ Kevin Struve By: Kevin Struve Its: President

OCIP Holding LLC /s/ Kevin Struve By: Kevin Struve Its: Manager

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